September 29, 2016

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Attention: H. Roger Schwall

Re:	EnerJex Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 31, 2015

Definitive Proxy Statement on Schedule 14A

Filed April 3, 2015

File No. 1-36492

Dear Mr. Schwall,

The attached correspondence occurred with the SEC on September 27, 2016.

Very truly yours,

/s/ Douglas M. Wright

Douglas M. Wright

Chief Financial Officer

cc:	Fernando Velez – via email

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